December 16, 2019

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F. Street, N.E.

Washington, D.C. 20549

Re:                                                                             FTS International, Inc.
                                                                                                Registration Statement on Form S-3
                                                                                                File No. 333-234610

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, FTS International, Inc. a Delaware corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on December 18, 2019 at 4:00 p.m., Eastern time, or as soon thereafter as practicable. The Company respectfully requests that you confirm the Registration Statement has been declared effective by notifying Justin Reinus of Winston & Strawn LLP at 213.615.1966.

Should you have any questions regarding this request, please contact Justin Reinus of Winston & Strawn LLP at 213.615.1966. Thank you for your attention to this matter.

Very truly yours,

FTS INTERNATIONAL, INC.

By:	/s/ Michael J. Doss
Michael J. Doss
Chief Executive Officer (Director and Principal Executive Officer)